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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 11

INTRABIOTICS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

46116T 10 0

(CUSIP Number)

July 18, 2002

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[x]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No. 4611T-10-0	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S) OF ABOVE PERSON(S) (ENTITIES ONLY) Kevin C. Tang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X] - Joint Filing

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,000

	6	SHARED VOTING POWER 467,900

	7	SOLE DISPOSITIVE POWER 7,000

	8	SHARED DISPOSITIVE POWER 467,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 474,900

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%

12	TYPE OF REPORTING PERSON IN

Page 2 of 5 pages

CUSIP No. 4611T-10-0	13G	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S) OF ABOVE PERSON(S) (ENTITIES ONLY) Oscar L. Tang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X] - Joint Filing

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 608,000

	6	SHARED VOTING POWER 1,389,000

	7	SOLE DISPOSITIVE POWER 608,000

	8	SHARED DISPOSITIVE POWER 1,389,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,997,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%

12	TYPE OF REPORTING PERSON IN

Page 3 of 5 pages

Item 1.
	(a)	Name of Issuer: Intrabiotics Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 1245 Terra Bella Avenue, Mountain View, CA 94043

Item 2.
	(a)	Name of Person Filing:	Kevin C. Tang
Oscar L. Tang

(b)	Address of Principal Business Office or, if none, Residence:
Kevin C. Tang 4401 Eastgate Mall San Diego, CA 92121

Oscar L. Tang c/o Reich & Tang Asset Management LLC 600 Fifth Avenue, 8th Floor New York, NY 10020

(c)	Citizenship: United States
(d)	Title of Class of Securities: Common Stock, par value $.001
(e)	CUSIP Number: 56116T 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Not applicable.

Item 4.	Ownership

	(a)	Amount Beneficially Owned as of July 18, 2002:

The aggregate number and percentage of securities to which this Schedule 13G relates is 2,471,900 shares, representing 6.6% of the 37,539,029 shares outstanding as reported by the Issuer in its Form 10Q filed with the SEC on May 15, 2002. The Filing Persons beneficially own those securities set forth below:

Kevin C. Tang	474,900 shares
Oscar L. Tang	1,997,000

(b)	Percent of Class:

Kevin C. Tang	1.3%
Oscar L. Tang	5.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Kevin C. Tang	7,000
Oscar L. Tang	608,000

Page 4 of 5 pages

(ii)	Shared power to vote or to direct the vote:

Kevin C. Tang	467,900
Oscar L. Tang	1,389,000

(iii)	Sole power to dispose or to direct the disposition of:

Kevin C. Tang	7,000
Oscar L. Tang	608,000

(iv)	Shared power to dispose or to direct the disposition of:

Kevin C. Tang	467,900
Oscar L. Tang	1,389,000

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable

Item 8.	Identification and Classification of Members of the Group: See Item 12 of Cover Pages and Item 2 of this Amendment No. 1 to Schedule 13G.

Item 9.	Notice of Dissolution of a Group: Not Applicable

Item 10.	Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 18, 2002	/s/ Kevin C. Tang Kevin C. Tang

/s/ Oscar L. Tang Oscar L. Tang

Page 5 of 5 pages

EXHIBIT I

TO

AMENDMENT NO. 1

TO

SCHEDULE 13G

UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

     Pursuant to Rule 13d-1(k)(1), KEVIN C. TANG affirms that he is individually eligible to use Schedule 13G and agrees that this Schedule is filed on his behalf.

/s/ Kevin C. Tang KEVIN C. TANG

EXHIBIT II

TO

AMENDMENT NO. 1

TO

SCHEDULE 13G

UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

     Pursuant to Rule 13d-1(k)(1), OSCAR L. TANG affirms that he is individually eligible to use Schedule 13G and agrees that this Schedule is filed on his behalf.

/s/ Oscar L. Tang OSCAR L. TANG